

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2018

Darren Karst
Senior Executive Vice President and Chief Financial Officer
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

Re: Rite Aid Corporation
 Form 10-K for Fiscal Year Ended March 3, 2018
 Filed April 26, 2018
 File No. 001-05742

Dear Mr. Karst:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Beverages, Apparel and Mining